EXHIBIT 99.1

Equinox Gold Annual General Meeting and Corporate Update

VANCOUVER, April 7, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") will hold its annual general meeting ("AGM") of shareholders on Friday, May 15, 2020 commencing at 1:30 pm Vancouver time. This year, in response to the COVID-19 pandemic, Equinox Gold will hold its AGM in a virtual format via live audiocast.

All interested investors are invited to participate in the AGM using the login details below and to submit questions during the live audiocast.

AGM commencing at 1:30 pm Vancouver time

Login: https://web.lumiagm.com/289444004 Password: equinox2020

Information regarding how to participate in the virtual meeting has been distributed to shareholders and is also available for download on Equinox Gold's website at www.equinoxgold.com.

Meeting Materials

To further its commitment to environmental sustainability and to reduce its printing and mailing costs, Equinox Gold uses the Notice and Access process for the delivery of meeting materials. Under Notice and Access, instead of receiving printed copies of the meeting materials shareholders receive a Notice and Access Notification containing details of the AGM date and purpose, how to access the live audiocast, and information on how to access the meeting materials electronically. Shareholders with existing instructions on their account to receive printed materials have been mailed a printed copy of the meeting materials. All of the meeting materials can be downloaded from Equinox Gold's website at www.equinoxgold.com and from Equinox Gold's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may request that printed copies of the meeting materials be mailed to them at no cost by contacting the Company at info@equinoxgold.com or by phone at 1-833-EQX-GOLD (1-833-379-4653) (North America) or +1-604-558-0560 (International).

Corporate Update

As in previous years, Equinox Gold will host a live conference call and webcast after the AGM commencing at 2:00 pm Vancouver time to discuss the Company's business strategy and objectives and to provide an update on activities underway at the Company's projects. All participants will have the opportunity to ask questions of Equinox Gold's executive team.

Corporate Update commencing at 2:00 pm Vancouver time

Conference call	Toll-free in U.S. and Canada: 1-800-319-4610 International callers: +1 604-638-5340

Webcast	www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until August 15, 2020.

About Equinox Gold

Equinox Gold is a Canadian mining company with six producing gold mines, a multi-million-ounce gold reserve base and a strong growth profile from two development projects and two expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes & Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements". These include statements regarding the growth potential of the Company. When used in this news release, words such as "will", "growth", "strategy", "objectives" and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the Company's strategy to help keep its workforce and local communities safe, the Company's ability to successfully resume operations at mines should there be temporary restrictions, and the Company's ability to advance its development and expansion projects and achieve its growth objectives. These forward-looking statements involve assumptions, numerous risks and uncertainties, certain of which are beyond the Company's control including risks associated with or related to the volatility of metal prices and the Company's shares, there being no significant disruptions affecting the Company's operations or projects, risks related to the COVID-19 pandemic including government and health authority responses and increased regulations and restrictions regarding the flow of labour, materials and impact on the Company's business, projects and operations, as well as the risk factors identified in Equinox Gold's year-end MD&A dated February 28, 2020, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. The COVID-19 situation is changing rapidly and Equinox Gold will continue to review and adapt its response protocols as the situation unfolds, applying guidelines outlined by the World Health Organization and governments of countries within which the Company operates. The extent to which COVID-19 (or any other disease, epidemic or pandemic) impacts business activity, operations or financial results, and the duration of any such impact, will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2020/07/c2968.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 14:30e 07-APR-20